SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 30, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

FIRST QUARTER 2003 FINANCIAL RESULTS

Quest Investment Corporation (the "Company") is pleased to report its first quarter financial statements for the period ending March 31, 2003.

The Company reports net income of $1,785,000 ($0.06 per share) for the first quarter of 2003 compared with a net loss of $111,000 (loss of $0.01 per share) for the comparable period of 2002.

Interest and related fees increased from $30,000 in the first quarter of 2002 to $1,213,000 in the first quarter of 2003. During the first three months of 2002, the Company’s business activity was restricted due to limited cash resources. The business combination completed in July 2002 provided the Company with improved liquidity and funded the expansion of the Company’s bridge loan activities that has continued into the first quarter of 2003.

Management continued its policy of reducing its equity portfolio by selling investments as market conditions permitted. It is intended that proceeds from the sale of investments will be used primarily to finance bridge loans. During the three months ended March 31, 2003, the Company recorded a gain on disposal of securities of $1,668,000 (2002 – Nil).

At March 31, 2003, the Company had cash and cash equivalents of $3,072,000 up from $1,792,000 at December 31, 2002. During the quarter, the Company continued to sell certain of its marketable securities and investments and used the proceeds to expand its bridge loan business. Bridge loans increased from $17,051,000 as at December 31, 2002 to $20,425,000 as at March 31, 2003.

Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Avatar Petroleum Inc. (Avatar) and the Company entered into an arrangement agreement providing for a reorganization of Viceroy, Quest Management Corp. (Quest Management), a wholly owned subsidiary of Arapaho, Avatar and the Company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia). Under the terms of this agreement, Viceroy will acquire all of the shares of each of Avatar, Quest Management and the Company, in that order, by way of three separate share exchanges, in exchange for shares  (post-consolidation) of Viceroy. Avatar and the Company will be wound-up into Viceroy, and Viceroy will change its name to “Quest Capital Corp.”. Closing of the Viceroy Arrangement is conditional upon, among other things, receipt of all regulatory and shareholder approvals. Shareholders will have an opportunity to vote on this arrangement at the Company’s Annual and Extraordinary General Meeting, which has been called for June 18, 2003. Information regarding the Viceroy Arrangement and the first quarter financial report may be obtained by accessing the the Internet at www.sedar.com or the Company’s website at www.questinvestcorp.com.

If the Viceroy Arrangement is approved, the new corporation will have more than $90 million in total assets, which is more than three times the asset base of the Company at March 31, 2003. This will allow the new corporation to expand its merchant banking business..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	May 30, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.